Annual Report 2002


ALLEN COMPUTER TEST CENTER
ALLEN COMPUTER TEST CENTER

FIRST CITIZENS

Table of Contents



FRONT COVER

1. Mike Pennington
   Pennington Seed & Supply
   (Dyersburg)
2. Charlene Roberts
   Charlene's Colony of Shoppes
   (Halls)
3. Ed Todd
   E & C Garage
   (Martin)
4. Mike Douglas
   Met Life Insurance
   (Ripley)
5. Carol Harris
   Carol Harris Company
   (Dyersburg)
6. Monty Warne
   BOSS HOSS CYCLE
   (Dyersburg)



BACK COVER

7. Jim Hart, Mayor
   (Troy)
8. Jim Schuster
   MTD Products, Inc.
   (Martin)
9. Pete Thompson, M.D.
   Independent Radiology
   Associates
   (Dyersburg)
10. Connie Gammons & Kidz
    Kreative Kidz Daycare
    (Dyersburg)
11. Russell "Tootie" Abernathy
    Abernathy Motorcycle Sales Inc.
    (Union City)
12. Jessica & Jason Matherly
    Jim & Connie Prather
    The White House Restaurant
    (Troy)

IN MEMORIAM



1930 – 2002

MARY FRANCES MCCAULEY

In recognition of eleven years of dedicated service to the Board of Directors of First Citizens National Bank, we dedicate our Annual Report to the memory of our beloved friend and colleague.


Total Assets (In Millions)
$800
$600
$400
$200
$0
$421
$473
$501
$538
$694
1998
1999
2000
2001
2002


Return on Equity
20.00%
15.00%
10.00%
5.00%
0.00%
11.22%
13.27%
10.16%
11.91%
15.05%
1998
1999
2000
2001
2002


Earnings Per Share
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.25
$1.58
$1.24
$1.56
$2.14
1998
1999
2000
2001
2002


Dividends Per Share
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.75
$0.90
$1.00
$1.00
$1.04
1998
1999
2000
2001
2002

MORE THAN JUST A BANK, WE'RE YOUR BANKER



Katie S. Winchester, President, Vice Chairman & CEO

2002 was truly a year of focus....The team at First Citizens focused on growing our markets and as a result partnered with Munford Union Bank, a true community bank with locations in several high growth markets within Tipton and Shelby Counties. An additional branch location in Arlington is currently under construction and is projected to open early in forth quarter. We focused on the need to expand our presence in Weakley County and began construction on a state of the art facility that will serve the needs of customers in Martin and surrounding communities. We focused on the need to deliver a higher level of customer service in all markets we serve and made this an ongoing priority with the implementation of "Walk the Talk," a program that recognizes and rewards staff for exceptional customer service.

We leaned heavily on our Corporate and Advisory Boards for assistance in recognizing and cultivating new and existing customer relationships, and discovered a wealth of talent and commitment that supports First Citizens' efforts to accomplish strategic goals. Our Boards are a valuable resource and will continue to be appreciated and utilized for the unique contribution they make to efforts in each community we serve.

We focused on enhancing Shareholder Value and were successful in efforts to accomplish this through record earnings and increased dividends. Dividend yields of 3.78% were well in excess of peer average of 2.91% and exceptional when you consider that total return on the S&P 500 for all of 2002 was a -22.10%. These are difficult times in financial markets and present extraordinary challenges to the Board and Management Team of First Citizens. The success of future efforts to provide this level of return depends in part on economic factors over which we have no control. However, you may rest assured that we recognize and appreciate the value of your investment in the future of First Citizens and will continue to make management decisions based on this understanding.

The financial report provided herein by our auditors reflects an extraordinary year of operating results for the company. While we take pride in the role the board, our staff and the management team played in achieving this success, we must recognize that the low interest rate environment was a major contributor to increased earnings. Mortgage rates continued their decline, reaching levels not seen for more than four decades and generating an unprecedented number of mortgage refinancings. This bode well for Mortgage Lending operations and enhanced the financial contribution made by this division to 2002 operating results. A decision was made fourth quarter of 2002 to expand mortgage origination into Tipton County. The potential within this market is even greater than had been anticipated and led us to explore the possibility of offering this service in other markets within this general area. In addition, lower interest rates benefited net interest margins by reducing the cost of funds and thereby enhancing net interest income. The purchase of Munford Union Bank in June of 2002 added an additional source of revenue that will be fully recognized in 2003. The numbers reported herein include seven months of earnings from this source.

Net income rose 37% to $7,842,000, while total assets grew last year to $694,198,000. The return on average assets was 1.28% and return on equity 15.09%. Nonperforming assets were .56% of total assets. For a more in-depth discussion of the financials, please refer to the accountant's report and Management's Discussion and Analysis and Results of Operations contained elsewhere within this report.

At First Citizens, we take pride in being called a "community bank." This designation has less to do with asset size or location and everything to do with commitment to our community, care about our customers and concern for our employees. At a true community bank, both staff and management are connected to the community through service on hospital and school boards, active involvement in service organizations, economic development and other community ventures and concerns. Through this focus on what is best for our community and our customers, we are shaping the future. First Citizens' role as a community bank is emphasized with the introduction of "Walk the Talk," a program which recognizes and rewards exceptional customer service. This program is designed to ensure that we do not become so absorbed in conducting the day-to-day business of banking that we fail to appreciate the customer and our community. Our staff is alert to opportunities to award "Walk the Talk" certificates to co-workers in recognition of exceptional customer service. The certificates describe in detail actions of the employee which warranted recognition and are then given to their supervisor for presentation to the employee. I would like to share with you as an investor outstanding examples of "Walk the Talk" performance by certain employees within the organization. Our philosophy of gaining market share through the delivery of exceptional customer service is not a new concept. Our commitment to recognizing employees who are outstanding in this effort is reflective of the importance placed on this endeavor.



Anita Bates Assists her customer, Reverend Houston R. Northcutt, with banking business at his home in Tiptonville.

Anita Bates, Vice President and Customer Service Manager, was recognized many times during the past year for providing outstanding service to customers and employees of First Citizens. Anita is one of those rare people with a genuine interest in the well being of others, consistently offering words of encouragement, taking on extra work, ignoring her lunch break and working long hours if necessary to get the job done. She always goes the extra mile with her customer, visiting those in the hospital, handling their financial needs by "bringing the bank to them" and supporting and assisting family members when the need arises. If you want to hear a testamentary as to the quality of Anita's customer service skills, just ask Rev. Houston R. Northcutt of Tiptonville, Tennessee. Rev. Northcutt went through a difficult time over the past year with the illness and death of his wife, Mrs. Gracie. Throughout this difficult time, Anita was there, visiting them in their home and at the hospital, assisting with financial transactions and providing moral support. We are proud to call Anita Bates one of our own!

Brandon Brewer, Assistant Vice-president and Trust Officer was repeatedly recognized over the past year for providing outstanding customer service. An important part of the responsibilities of a Trust Officer is serving older customers who are sometimes confined to Assisted Living Facilities or Nursing Homes. Visiting these valuable customers and attending to their financial needs is all in a day's work. Brandon was recognized through the "Walk the Talk" Program for his attentiveness to the needs of one of his favorite customers, Miss Maggie Lou Sudbury. Her trust in him is well placed, as he visits with her evenings and on weekends to ensure her needs are being met. Miss Sudbury looks forward to Brandon's visits and always has a smile on her face when he leaves.



Miss Maggie Lou Sudbury, a lifelong customer of First Citizens, receives "Walk The Talk" Service from Brandon Brewer, Trust Officer.



Donna Foster, Customer Service Representative from First Citizens' Green Village Office enjoys a visit with one of her very favorite customers, Pharmacist Raney Webb.

A customer service icon at our Green Village office, Donna Foster continues to amaze both her fellow employees and customers. While her job title is that of Customer Service Representative, Raney Webb, a pharmacist at Village Drugs, suggests that we change it to "Jack of all Trades." According to Raney, Donna is wearing a different hat each time he comes into the bank, and does a great job at any task. You may see her at her desk, in the Post Office located within the branch, or out in the community attending to financial needs of customers unable to come into the bank. Donna delivers excellent customer service with a positive attitude and truly knows how to "Walk the Talk."



Eddie Anderson, a local farmer and Vice-Chairman/Agribusiness for Dyersburg/Dyer County Chamber of Commerce discusses results of the 2002 harvest with Agriculture Lender Scott Foster.


113

Linda Jones, Community Bank President in newbern, opens the door to Mr. McCord's new apartment.

Many of First Citizens' ag customers consider Scott Foster "their banker." Scott, Assistant Vice President and Ag Lending Officer, is as likely to be found discussing banking business in a soybean field as he is from a desk in his office. Scott's first priority is the needs of his customers. When he learned of plans to move the Farm Service Agency Loan Production Office out of Dyer County, Scott became involved by supporting local farmers and business leaders in an effort to ensure that this did not happen. He recognized the negative impact this move would have on Dyer County agriculture and worked tirelessly to ensure the local office remains open to serve the needs of farmers. Good job, Scott!

Linda Jones, Community Bank President of First Citizens' Newbern market, focuses not only on her customer's financial needs but sometimes lends her efforts to improving their quality of life. Mr. Ernest McCord has been a customer of First Citizens National Bank for most of his 70 years. For many years he worked with his brother, Mr. Frank McCord, mowing yards and doing odd jobs to make a living. After losing his brother, Mr. Ernest found himself alone and struggling to make ends meet. Linda became concerned with Mr. McCord's plight and came to his rescue. He is now receiving Social Security benefits; lives in an apartment which Linda helped him furnish, and is enjoying the benefits of indoor plumbing for the first time in his life! Linda even threw a 70th birthday party for Mr. McCord at the bank, inviting many of his friends as well as the local media who featured a photograph of him with Mayor Joe Adams of Newbern on the front page of our local paper. This is but one example of the many ways Linda Jones "Walks the Talk" as a First Citizens employee.



Kay Fultz enjoys a visit with her special friend and customer, Mrs. Sue Sturgis.

Kay Fultz, a Customer Service Associate at First Citizens National Bank in Troy, is recognized throughout her community for the exemplary service she delivers to customers. Mrs. Sue Sturgis, a long time customer of the Troy location, can confirm an example of her giving attitude. Mrs. Sturgis, who lives alone since the death of her husband, suffers from failing vision and is no longer able to drive. Kay is always willing to assist by balancing her monthly statement, paying bills or running errands. And best of all, Kay enjoys being allowed to lend a hand to a lady who has been a loyal customer and friend for many years.


FIRST CITIZENS

Being kind to those he comes in contact with is second nature to Rob Kerr. His positive attitude is appreciated by Mrs. Fay Staggs, a customer of First Citizens

Compliance Officer Rob Kerr believes that into each life a little rain must fall. Therefore, when longtime customer Ms. Fay Staggs, who is handicapped, came into the bank on a rainy day to do her banking business, Rob was right there, umbrella in hand, to assist her in returning to her car. Rob even lingered to chat with Ms. Staggs, forgetting all about the rain! I cite this example, not because it is extraordinary, but rather because it represents an attitude that Rob exhibits day in and day out as he deals with both staff and customers. We appreciate Rob not only for his service sensitive attitude, but also for the professional way he handles his responsibilities as Compliance Officer for First Citizens.



Mrs. Louise Church listens attentively as Sherry Naylor discusses her most recent account statement

In First Citizens' Union City Office the terms "Walk the Talk" and "Sherry Naylor" are synonymous. Sherry is Assistant Vice President and Customer Service Representative and is never too busy to go the extra mile to solve problems her customers might have. Young or old, rich or poor, they always find a willing ear and a caring attitude with Sherry. If circumstances prevent a customer from coming into the bank, she will take the bank to them. Whether it is delivering a needed check order to a commercial customer, or assisting nursing home patient Mrs. Louise Church with her banking business, Sherry is there lending a helping hand. One "Walk the Talk" award recognized her for assisting a customer with moving details, making several phone calls and working with the local utility company to ensure that services were turned on when the family moved into their home in Union City. Sherry Naylor sets an example for each of us to follow in the delivery of outstanding customer service.

The lady who personifies "Walk the Talk" service at First Citizens in Martin is Maxine Patrick. She serves the bank as Assistant Vice President and Assistant Office Manager, and serves her fellow employees and customers with a level of service that leaves no doubt about her dedication and commitment. She represents First Citizens in positive ways throughout the community, constantly places the needs of customers and co-workers above her own and lends a helping hand to community organizations and events when her services are needed. Business hours mean nothing to Maxine when there is a job to be done and fellow employees recognize her tendency to go beyond what is expected. She has done an outstanding job of bringing in business to First Citizens' new branch location on the corner of Elm and University in downtown Martin. We appreciate Maxine Patrick and the valuable contribution she makes to our organization.



Maxine Patrick admires a wreath created by her friend and customer, Stacey Adkins of Four Seasons Florist in Martin.



Ms. Carrie Dell Harrison shares a conversation with her friend and special banker Lis Vaden.

Lis Vaden, Vice President and Customer Service Representative at First Citizens' Ripley Office, possesses a natural gift for delivering great customer service. To her it is not a job; it's a way of life. Whether out in the community or in the bank, she is always focused on the needs of those around her. Ms. Carrie Dell Harrison, a long time customer of the Ripley Office, depends on Lis to balance her account. Since this task can sometimes take a while, Lis picks up the monthly statement at Ms. Harrison's home, takes it home with her, and later returns the balanced statement to her customer. Lis is pleased that she can assist Ms. Harrison and values the relationship. Ask Janene Tidwell about the level of service Lis Vaden delivers. Mrs. Tidwell works for the Board of Education in Lauderdale County, and her demanding schedule made it difficult to get to the bank to deposit her check each payday. Not a problem for Lis! She would drop by the office, pick up Mrs. Tidwell's check and deposit it into her account. Were it not for direct deposit, Lis would still be delivering this service today!

These are but a few instances for which "Walk the Talk" certificates were awarded to First Citizens' employees during the year 2002. We could continue to cite outstanding examples, but we made our point with examples discussed in this letter. We remain convinced that our focus on customer service will increase market share, grow assets of our company and increase profitability in each market we serve.

In June of 2003, we will bring the operations of Munford Union under the First Citizens National Bank umbrella. The management and staff of Munford Union Bank are of the highest quality and are excited to be a part of the First Citizens' team. We have found in them a commitment to providing quality service to customers and a dedication to the overall success of this new partnership. We look forward to getting past the computer conversion and establishing a future focused on expanding the First Citizens brand in these high growth markets.

The Board, Officers and Staff of First Citizens worked diligently during 2002 to produce the outstanding results reflected in financial reports that follow this letter. We appreciate the support of our Shareholders, and look forward to a future filled with opportunity and challenge.

Stallings Lipford
Chairman

Katie Winchester
President, CEO & Vice Chairman

Locations of Our Newest Partner Munford Union Bank



Munford Convenience Center



Atoka Branch



MUB Main Office



MUB Millington Office

Coming Soon
MUB Arlington Office



MUB Bartlett Office

CARMICHAEL, DUNN, CRESWELL & SPARKS PLLC

Certified Public Accountants

185 N. Church Avenue
Post Office Box 574
Dyersburg, TN 38024
731-285-7900 phone
731-285-6221 fax
http://www.cpainfo.net

American Institute of Certified Public Accountants
Tennessee Society of Certified Public Accountants
Private Companies Practice Section – AICPA
SEC Practice Section – AICPA

Dyersburg, Tennessee
Alamo, Tennessee
Fulton, Kentucky
Henderson, Tennessee
Jackson, Tennessee
McKenzie, Tennessee
Paris, Tennessee
Trenton, Tennessee
Union City, Tennessee

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Bancshares, Inc.
Dyersburg, Tennessee 38024

We have audited the accompanying consolidated balance sheets of First Citizens Bancshares, Inc., and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Bancshares, Inc., and its subsidiaries as of December 31, 2002 and 2001, and their results of operations and cash flows for the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Carmichael, Dunn, Creswell & Sparks PLLC

Dyersburg, Tennessee
February 5, 2003

December 31, 2002 and 2001

	2002	2001
	(In thousands)	
ASSETS		
Cash and due from banks	$ 21,290	$ 15,296
Federal funds sold	26,393	15,887
Investment securities		
Securities held-to-maturity (fair value of $1,235 at December 31, 2002 and $2,648 at December 31, 2001)	1,190	2,615
Securities available-for-sale, at fair value	141,682	101,659
Loans (net of unearned income of $1,473 in 2002 and $1,738 in 2001)	453,480	369,026
Less: Allowance for loan losses	5,653	4,015
Net Loans	447,827	365,011
Premises and equipment, net	17,866	14,571
Accrued interest receivable	4,603	3,848
Intangible assets	13,261	3,636
Other assets	20,086	15,468
TOTAL ASSETS	$ 694,198	$537,991
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Demand	$ 61,535	$ 41,917
Time	312,885	228,459
Savings	157,222	133,132
Total Deposits	531,642	403,508
Securities sold under agreement to repurchase	18,444	17,827
Long-term debt	83,881	63,075
Other liabilities	5,630	3,772
Total Liabilities	639,597	488,182
Stockholders' Equity		
Common stock, no par value		
Shares authorized - 10,000,000; issued - 3,717,593 in 2002 and 2001	3,718	3,718
Surplus	15,299	15,298
Retained earnings	35,174	31,151
Accumulated other comprehensive income	1,681	563
Less treasury stock, at cost - 56,357 shares in 2002 and 42,368 shares in 2001	(1,271)	(921)
Total Stockholders' Equity	54,601	49,809
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 694,198	$ 537,991

See accompanying notes to consolidated financial statements.

December 31, 2002, 2001 and 2000

	2002	2001	2000
	(In thousands except per share data)		
Interest Income			
Interest and fees on loans	$ 32,698	$ 33,147	$ 31,631
Interest and dividends on investment securities:			
Taxable	4,407	4,640	5,496
Tax-exempt	1,333	686	633
Dividends	271	282	236
Other interest income	261	434	141
Total Interest Income	$ 38,970	$ 39,189	$ 38,137
Interest Expense			
Interest on deposits	10,387	15,305	15,664
Interest on long-term debt	3,844	3,184	2,435
Other interest expense	477	783	1,444
Total Interest Expense	14,708	19,272	19,543
Net interest income	24,262	19,917	18,594
Provision for loan losses	1,518	1,644	1,411
Net interest income after provision for loan losses	$ 22,744	$ 18,273	$ 17,183
Other Income			
Income from fiduciary activities	802	779	883
Service charges on deposit accounts	3,640	3,214	2,711
Brokerage fees	891	760	950
Securities gains (losses) - net	189	127	(20)
Other income	2,166	1,515	1,548
Total Other Income	$ 7,688	$ 6,395	$ 6,072
Other Expenses			
Salaries and employee benefits	10,846	8,912	8,751
Net occupancy expense	1,299	1,031	1,058
Depreciation	1,392	1,388	1,431
Data processing expense	673	532	449
Legal and professional fees	186	166	98
Stationary and office supplies	280	233	229
Amortization of intangibles	53	322	320
Executive payments			809
Other expenses	4,606	4,121	3,501
Total Other Expenses	$ 19,335	$ 16,705	$ 16,646
Net income before income taxes	$ 11,097	$ 7,963	$ 6,609
Provision for income tax expense	3,259	2,202	1,997
Net Income	$ 7,838	$ 5,761	$ 4,612
Earnings Per Common Share:			
Net income	$ 2.14	$ 1.56	$ 1.24
Weighted average shares outstanding	3,668	3,703	3,709

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

December 31, 2002, 2001 and 2000

	2002	2001 (In thousands)	2000
Net income for year	$ 7,838	$ 5,761	$ 4,612
Other comprehensive income, net of tax			
Unrealized gains (losses) on available-for-sale securities:			
Unrealized gains (losses) arising during the period	1,118	934	1,665
Total Comprehensive Income	$ 8,956	$ 6,695	$ 6,277

Required disclosures of related tax effects allocated to each component of other comprehensive income:

	Before-tax Amount	Tax (Expense) or Benefit	Net-of-tax Amount
Year Ended December 31, 2002			
Unrealized gains (losses) on available-for-sale securities:			
Unrealized gains (losses) arising during the period	$ 2,030	$ (812)	$ 1,218
Less reclassification adjustments for gains included in net income	(167)	67	(100)
Net Unrealized Gains (Losses)	$ 1,863	$ (745)	$ 1,118
Year Ended December 31, 2001			
Unrealized gains (losses) on available-for-sale securities:			
Unrealized gains (losses) arising during the period	$ 1,345	$ (538)	$ 807
Less reclassification adjustments for losses included in net income	212	(85)	127
Net Unrealized Gains (Losses)	$ 1,557	$ (623)	$ 934
Year ended December 31, 2000			
Unrealized gains (losses) on available-for-sale securities:			
Unrealized gains (losses) arising during the period	$ 2,772	$ (1,109)	$ 1,663
Less reclassification adjustments for losses included in net income	3	(1)	2
Net Unrealized Gains (Losses)	$ 2,775	$ (1,110)	$ 1,665

 See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

December 31, 2002, 2001 and 2000

(in thousands except per share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Obligation of Employee Stock Ownership Plan	Total Stockholders' Equity
Balance, January 1, 2000	3,705	$ 3,705	$ 15,034	$ 28,298	$ (2,036)	$ (204)	$ (1,117)	$ 43,680
Net income, year ended December 31, 2000				4,612				4,612
Adjustment of unrealized gain (loss) on securities available-for-sale, net of applicable deferred income taxes ($1,110) during the year					1,753			1,753
Cash dividends paid - $1.00 per share				(3,741)				(3,741)
Sale of common stock	13	13	287					300
Treasury stock transactions - net			(19)			157		138
Principal payments - ESOP							309	309
Unrealized loss - derivatives					(88)			(88)
Prior period adjustment of unearned interest, net of tax				(74)				(74)
Balance, December 31, 2000	3,718	3,718	15,302	29,095	(371)	(47)	(808)	$ 46,889
Net income, year ended December 31, 2001				5,761				5,761
Adjustment of unrealized gain (loss) on securities available-for-sale, net of applicable deferred income taxes ($623) during the year					934			934
Cash dividends paid - $1.00 per share				(3,705)				(3,705)
Treasury stock transactions - net			(4)			(874)		(878)
Principal payments - ESOP							808	808
Balance, December 31, 2001	3,718	$ 3,718	$15,298	$ 31,151	$ 563	$ (921)	0	$ 49,809
Net income, year ended December 31, 2002				7,838				7,838
Adjustment of unrealized gain (loss) on securities available-for-sale, net of applicable deferred income taxes ($745) during the year					1,118			1,118
Cash dividends paid - $1.04 per share				(3,815)				(3,815)
Treasury stock transactions - net			1			(350)		(349)
Balance, December 31, 2002	3,718	$ 3,718	$ 15,299	$ 35,174	$ 1,681	$ (1,271)	$ 0	$ 54,601

See accompanying notes to consolidated financial statements.

December 31, 2002, 2001 and 2000

	2002	2001	2000
		(In thousands)	
Operating Activities			
Net income	$ 7,838	$ 5,761	$ 4,612
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,518	1,644	1,411
Provision for depreciation	1,392	1,388	1,431
Provision for amortization - intangibles	53	322	320
Deferred income taxes	233	49	921
Realized investment security (gains) losses	(189)	(127)	20
Decrease (increase) in accrued interest receivable	(755)	1,748	(243)
Increase (decrease) in accrued interest payable	(514)	(613)	480
(Increase) decrease in other assets	1,820	(2,358)	(2,738)
Increase (decrease) in other liabilities	1,464	585	(380)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 12,860	$ 8,399	$ 5,834
Investing Activities			
Proceeds of maturities of held-to-maturity investment securities	$ 1,420	$ 14,090	$ 3,640
Proceeds of sales and maturities of available for-sale investment securities	76,693	92,763	7,213
Purchases of available-for-sale investment securities	(87,978)	(106,972)	(13,165)
Acquisition of subsidiary, net of cash and cash equivalents received	(10,173)		
Increase in loans - net	(14,336)	(29,459)	(16,948)
Purchase of premises and equipment	(1,350)	(1,935)	(2,038)
NET CASH USED BY INVESTING ACTIVITIES	$ (35,724)	$(31,513)	$ (21,298)
Financing Activities			
Net increase (decrease) in demand deposits, NOW accounts, and savings accounts	$(57,234)	$ 14,506	$ 3,559
Increase in time deposits - net	84,426	17,148	1,476
Increase in long-term borrowing	16,437	19,646	32,165
Payment of principal on long-term debt	(289)		
Proceeds from sale of common stock			300
Cash dividends paid	(3,815)	(3,705)	(3,741)
Net increase (decrease) in short-termborrowings	188	(16,347)	(11,916)
Treasury stock transactions - net	(349)	(878)	138
NET CASH PROVIDED BY FINANCING ACTIVITIES	39,364	30,370	21,981
INCREASE IN CASH AND CASH EQUIVALENTS	16,500	7,256	6,517
Cash and cash equivalents at beginning of year	31,183	23,927	17,410
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 47,683	$ 31,183	$ 23,927

Cash payments made for interest and income taxes during the years presented are as follows:

	2002	2001	2000
Interest	$ 15,222	$ 19,259	$ 19,063
Income taxes	$ 3,184	$ 1,751	$ 2,337

See accompanying notes to consolidated financial statements.

December 31, 2002 and 2001

Note 1 - Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of First Citizens Bancshares, Inc., and subsidiaries conform to generally accepted accounting principles. The significant policies are described as follows:

BASIS OF PRESENTATION

The consolidated financial statements include all accounts of First Citizens Bancshares, Inc., and its subsidiaries First Citizens National Bank, Munford Union Bank and First Citizens (TN) Statutory Trust. First Citizens National Bank also has three wholly-owned subsidiaries, First Citizens Financial Plus, Delta Finance Company and Nevada Investments I, Inc., which are consolidated into its financial statements. Munford Union Bank owns all of the outstanding capital stock of Nevada Investments III which is included in the consolidated financial statements. First Citizens Bancshares, Inc.'s investment in these subsidiaries is reflected on the Parent Company balance sheet (Note 13) at the equity in the underlying assets.

During the year ended December 31, 2000, First Citizens National Bank organized, as a wholly-owned subsidiary, Nevada Investments I, Inc., a Nevada corporation. Subsequently, Nevada Investments II, Inc. was organized in the State of Nevada as a wholly-owned subsidiary of Nevada Investments I, Inc. First Citizens National Bank contributed all of its securities investments to these Nevada corporations as contributed capital.

As of June 1, 2002, First Citizens Bancshares, Inc. acquired all of the outstanding capital stock of Metropolitan Bancshares, Inc., parent company of Munford Union Bank, in a transaction accounted for as a purchase. Metropolitan Bancshares, Inc. was subsequently dissolved transferring all of its assets to First Citizens Bancshares, Inc. Munford Union Bank then organized its subsidiary, Nevada Investments III, to hold and manage the investment securities of Munford Union Bank. Munford Union Bank transferred all of its investment securities to Nevada Investments III as contributed capital.

Also, during the year ended December 31, 2002, the Company organized the First Citizens (TN) Statutory Trust as a wholly-owned subsidiary. The purpose and activities of this subsidiary are further discussed in Note 14 of Notes to the Consolidated Financial Statements.

All significant inter-company accounts are eliminated in consolidation.

NATURE OF OPERATIONS

The Company and its subsidiaries provide commercial banking services of a wide variety to individuals and corporate customers in the mid-southern United States with a concentration in West Tennessee. The Company's primary products are checking and savings deposits and residential, commercial and consumer lending.

BASIS OF ACCOUNTING

The consolidated financial statements are presented using the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

CASH EQUIVALENTS

Cash equivalents include amounts due from banks which do not bear interest and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

SECURITIES

Investment securities are classified as follows:

- Held-to-maturity, which includes those investment securities which the Company has the intent and the ability to hold until maturity;
- Trading securities, which includes those investment securities which are held for short-term resale; and
- Available-for-sale, which includes all other investment securities.

December 31, 2002 and 2001

Securities, which are held-to-maturity, are reflected at cost, adjusted for amortization of premiums and accretion of discounts using methods which approximate the interest method. Securities, which are available-for-sale, are carried at fair value, and unrealized gains and losses are recognized as direct increases or decreases in stockholders' equity. Trading securities, where applicable, are carried at fair value, and unrealized gains and losses on these securities are included in net income.

Realized gains and losses on investment securities transactions are determined based on the specific identification method and are included in net income.

LOANS

Loans are reflected on the balance sheets at the unpaid principal amount less the allowance for loan losses and unearned income.

Loans are generally placed on non-accrual status when, in the judgment of management, the loans have become impaired. Unpaid interest on loans placed on non-accrual status is reversed from income and further accruals of income are not usually recognized. Subsequent collections related to impaired loans are usually credited first to principal and then to previously uncollected interest.

ALLOWANCE FOR LOAN LOSSES

The provision for loan losses which is charged to operations is based on management's assessment of the quality of the loan portfolio, current economic conditions and other relevant factors. In management's judgment, the provision for loan losses will maintain the allowance for loan losses at an adequate level to absorb probable loan losses, which may exist in the portfolio.

PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using straight-line and accelerated methods for both financial reporting and income tax purposes. Expenditures for maintenance and repairs are charged against income as incurred. Cost of major additions and improvements are capitalized and depreciated over their estimated useful lives.

REAL ESTATE ACQUIRED BY FORECLOSURE

Real estate acquired through foreclosure is reflected in other assets and is recorded at the lower of fair value less estimated costs to sell or cost. Adjustments made at the date of foreclosure are charged to the allowance for loan losses. Expenses incurred in connection with ownership, subsequent adjustments to book value and gains and losses upon disposition are included in other non-interest expenses.

Adjustments to net realizable value are made annually subsequent to acquisition based on appraisal.

INCOME TAXES

First Citizens Bancshares, Inc., uses the accrual method of accounting for federal income tax reporting. Deferred tax assets or liabilities are computed for significant differences in financial statement and tax bases of assets and liabilities, which result from temporary differences in financial statement and tax accounting.

INTEREST INCOME ON LOANS

Interest income on commercial and real estate loans is computed on the basis of daily principal balance outstanding using the accrual method. Interest on installment loans is credited to operations by the level-yield method.

NET INCOME PER SHARE OF COMMON STOCK

Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period, after giving retroactive effect to stock dividends and stock splits.

INCOME FROM FIDUCIARY ACTIVITIES

Income from fiduciary activities is recorded on the accrual basis.

ADVERTISING AND PROMOTIONS

The Company's policy is to charge advertising and promotions to expense as incurred.

December 31, 2002 and 2001

Note 2 - Investment Securities

The following tables reflect amortized cost, unrealized gains, unrealized losses and fair value of investment securities for the balance sheet dates presented, segregated into held-to-maturity and available-for-sale categories:

December 31, 2002
Held-To-Maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Obligations of states and political subdivisions	$ 1,190	$ 45	$	$ 1,235
TOTAL SECURITIES INVESTMENTS	$ 1,190	$ 45	$	$ 1,235

December 31, 2002
Available-For-Sale

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 98,458	$ 1,407	$ 160	$ 99,705
Obligations of states and political subdivisions	32,929	1,798	11	34,716
Other debt securities	6,949	312		7,261
TOTAL SECURITIES INVESTMENTS	$ 138,336	$ 3,517	$ 171	$141,682

December 31, 2001
Held-To-Maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,000	$ 33	$	$ 1,033
Obligations of states and political subdivisions	1,615			1,615
TOTAL SECURITIES INVESTMENTS	$ 2,615	$ 33	$	$ 2,648

December 31, 2001
Available-For-Sale

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 22,038	$ 403	$ 60	$ 22,381
Obligations of states and political subdivisions	15,969	271	58	16,182
Mortgage-backed securities	52,070	573	88	52,555
Corporate debt securities	6,655	149	7	6,797
Total Debt Securities	96,732	1,396	213	97,915
Equity investments	3,675	69		3,744
TOTAL SECURITIES INVESTMENTS	$ 100,407	$ 1,465	$ 213	$101,659

Note 2 - Investment Securities (continued)

The tables below summarize maturities of debt securities held-to-maturity and available-for-sale as of December 31, 2002 and 2001:

	December 31, 2002 (In thousands)			
	Securities Held-To-Maturity		Securities Available-For-Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts Maturing In:				
One Year or less	$ 216	$ 219	$ 38,041	$ 38,964
After one year through five years	225	228	45,699	46,808
After five years through ten years	749	788	15,320	15,692
After ten years			39,276	40,218
	$ 1,190	$ 1,235	$ 138,336	$141,682

	December 31, 2001 (In thousands)			
	Securities Held-To-Maturity		Securities Available-For-Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts Maturing In:				
One Year or less	$ 1,156	$ 1,191	$ 1,167	$ 1,160
After one year through five years	555	562	21,527	21,378
After five years through ten years	904	895	22,485	22,798
After ten years			51,553	52,579
	$ 2,615	$ 2,648	$ 96,732	$ 97,915

Securities gains (losses) presented in the consolidated statements of income consist of the following:

Year Ended December 31	Gross Sales	Gains	Losses	Net
		(In thousands)		
2002 - Securities available-for-sale	$ 10,482	$ 189	$ -0-	$ 189
2001 - Securities available-for-sale	6,000	127		127
2000 - Securities available-for-sale	3,375		20	(20)

During the year 2000, First Citizens Bancshares, Inc. adopted Statement No. 133 of the Financial Accounting Standards Board which provided a period of time subsequent to adoption during which securities could be transferred from held-to-maturity to available-for-sale. Securities with a book value of $1,340,000 were transferred to the available-for-sale category and sold at a later time in the year.

At December 31, 2002 and 2001, investment securities were pledged to secure government, public and trust deposits as follows:

December 31	Amortized Cost	Fair Value
	(In thousands)	
2002	$ 99,543	$101,599
2001	75,346	76,383

At December 31, 2002, the Company has unrealized gains on securities available-for-sale totaling $3,360,000, resulting in accumulated other comprehensive income in the amount of $2,016,000.

Generally accepted accounting principles has established accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts and for hedging activities. These standards require that derivatives be reported either as assets or liabilities on the balance sheets and be reflected at fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation. The company utilized the derivative as a cash flow hedge, hedging the "benchmark interest rate." A Federal Home Loan Bank Variable Libor Borrowing has been designated as hedged and in doing so, the Company has effectively fixed the cost of this liability.

Nevada Investments II, Inc. exchanged a fixed investment cash flow for a variable cash flow that fluctuates with the Libor rate. The new variable investment is then matched with a variable borrowing cash flow generating a positive interest rate spread of 250 basis points. The purpose of this transaction was to increase the Company's earnings, and the amount of the asset involved and the risk associated with this transaction is within the Company's Funds Management Policy. The hedge matures in ten (10) years.

During the year, the value of the derivative decreased by $243,000 due to market interest rate fluctuations, resulting in a negative other comprehensive income attributable to derivatives of $334,000, which is reflected in accumulated other comprehensive income at December 31, 2002.

Note 3 - Loans

Loans outstanding at December 31, 2002 and 2001, were comprised of the following:

	2002	2001
	(In thousands)	
Commercial, financial and agricultural	$ 67,446	$ 64,496
Real estate - construction	57,758	36,862
Real estate - mortgage	285,759	225,743
Installment	39,232	39,200
Other loans	3,285	2,725
	453,480	369,026
Less: Allowance for loan losses	5,653	4,015
Net Loans	$ 447,827	$365,011

In conformity with Statement No. 114 of the Financial Accounting Standards Board, the Corporation has recognized loans with carrying values of $1,291,584 at December 31, 2002, and $1,600,000 at December 31, 2001, as being impaired. The balance maintained in the Allowance for Loan Losses related to these loans was $556,369 at December 31, 2002, and $694,700 at December 31, 2001.

Note 4 - Allowance for Loan Losses

An analysis of the allowance for loan losses during the three years ended December 31 is as follows:

	2002	2001	2000
		(In thousands)	
Balance - beginning of period	$ 4,015	$ 3,763	$ 3,718
Addition incident to merger	968		
Provision for loan losses charged to operations	1,518	1,644	1,411
Loans charged to allowance, net of loan loss recoveries of $895,000, $625,398, and $335,139	(848)	(1,392)	(1,366)
Balance - end of period	$ 5,653	$ 4,015	$ 3,763

For tax purposes, the Corporation deducts the maximum amount allowable. During the year ended December 31, 2002,the deduction taken was $740,402. The deductions for tax purposes in 2001 and 2000 were $1,455,272 and $1,820,429, respectively.

December 31, 2002 and 2001

Note 5 - Premises and Equipment

The fixed assets used in the ordinary course of business are summarized as follows:

	Useful Lives in Years	2002	2001
		(In thousands)	
Land		$ 3,093	$ 2,193
Buildings	5 to 50	16,350	14,330
Furniture and equipment	3 to 20	12,802	11,320
		32,245	27,843
Less: Accumulated depreciation		14,379	13,272
Net Fixed Assets		$ 17,866	$14,571

Note 6 - Repossessed Real Property

The carrying value of repossessed real property on the balance sheets of the Corporation is $1,782,870 at December 31, 2002, and $1,757,392 at December 31, 2001. The value of repossessed real property is reflected on the balance sheets in "other assets."

Note 7 - Deposits

Included in the deposits shown on the balance sheets are the following time deposits and savings deposits in denominations of $100,000 or more:

	2002	2001
	(In thousands)	
Time Deposits	$140,256	$ 96,023
Savings Deposits	72,136	69,712

NOW accounts, included in savings deposits on the balance sheets, totaled $58,287,421 at December 31, 2002, and $38,524,682 at December 31, 2001.

First Citizens National Bank routinely enters into deposit relationships with its directors, officers, and employees in the normal course of business. These deposits bear the same terms and conditions as those prevailing at the time for comparable transactions with unrelated parties. Balances of executive officers and directors on deposit as of December 31, 2002 and 2001, were $8,646,911 and $7,094,407, respectively.

Time deposits maturing in years subsequent to December 31, 2002, are as follows:

	(In thousands)
One year or less	$ 249,969
After one year through three years	47,711
After three years through five years	23,362
After five years	492
Total	$ 321,534

Note 8 - Employee Stock Ownership Plan

First Citizens National Bank maintains the First Citizens National Bank of Dyersburg Employee Stock Ownership Plan and the First Citizens National Bank 401(k) Plan as employee benefits. The 401(k) plan was adopted October 1, 2000. The plans provides for a contribution annually not to exceed twenty-five percent of the total compensation of all participants and affords eligibility for participation to all full-time employees who have completed at least one year of service. During the year 2002, the Company contributed amounts equal to three percent (3%) of total eligible compensation to the 401(k) plan and seven percent (7%) of eligible compensation to the employee stock ownership plan. Contributions to the plans totaled $640,000 in 2002, $619,964 in 2001, and $629,820 in 2000.

Munford Union Bank also maintains a 401(k) employee benefit plan to which it contributes four percent (4%) of pre-tax earning annually. In the year 2002, the contribution totaled $76,050.

December 31, 2002 and 2001

Note 9 - Income Taxes

Provision for income taxes is comprised of the following:

	2002	2001	2000
		(In thousands)	
Federal income tax expense (benefit)			
Current	$ 3,190	$ 2,075	$ 1,555
Deferred	(198)	(3)	210
State income tax expense (benefit)			
Current	302	131	193
Deferred	(35)	(1)	39
	$ 3,259	$ 2,202	$ 1,997

The ratio of applicable income taxes to net income before income taxes differed from the statutory rates of 34%. The reasons for these differences are as follows:

	2002	2001	2000
		(In thousands)	
Tax expense at statutory rate	$ 3,773	$ 2,707	$ 2,247
Increase (decrease) resulting from:			
State income taxes, net of federal income tax benefit	176	79	152
Tax exempt interest	(460)	(245)	(215)
Effect of life insurance	(182)	(144)	(115)
Amortization of goodwill		123	123
Dividends – Employee Stock Ownership Plan		(296)	
Other items	(48)	(22)	(195)
	$ 3,259	$ 2,202	$ 1,997

Deferred tax liabilities have been provided for taxable temporary differences related to depreciation, accretion of securities discounts, and other minor items. Deferred tax assets have been provided for deductible temporary differences related primarily to the allowance for loan losses and adjustments for loss on repossessed real estate. The net deferred tax liabilities, which are included in "other liabilities" in the accompanying consolidated balance sheets, include the following components:

	December 31	
	2002	2001
	(In thousands)	
Deferred tax liabilities	$ (856)	$ (497)
Deferred tax assets	512	387
Net deferred tax liabilities	$ (344)	$ (110)

Note 10 - Regulatory Matters

First Citizens Bancshares, Inc. is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company and the consolidated financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total risk-based capital (as defined) to risk-weighted assets (as defined). To be considered adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier I leverage, Tier I risk-based, and total risk-based ratios as set forth in the table. The Bank's actual capital amounts and ratios are also presented in the table.

As of December 31, 2002, the most recent notification from the Bank's primary regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

December 31, 2002 and 2001

(*in thousands*)	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions		
Amount	**Amount**	**Ratio**	**Amount**		**Ratio**	**Amount**		**Ratio**
As of December 31, 2002:								
Total Risk-Based Capital (To Risk Weighted Assets)	$50,979	10.92%	$37,335	≥	8.0%	$46,669	≥	10.0%
Tier I Capital (To Risk Weighted Assets)	45,326	9.71%	18,668	≥	4.0%	28,002	≥	6.0%
Tier I Capital (To Average Assets)	45,326	6.76%	26,839	≥	4.0%	33,549	≥	5.0%
As of December 31, 2001:								
Total Risk-Based Capital (To Risk Weighted Assets)	$49,656	14.04%	$28,294	≥	8.0%	$35,367	≥	10.0%
Tier I Capital (To Risk Weighted Assets)	45,610	12.90%	14,147	≥	4.0%	21,220	≥	6.0%
Tier I Capital (To Average Assets)	45,610	8.63%	21,135	≥	4.0%	26,418	≥	5.0%

Note 11 - Restrictions on Cash and Due From Bank Accounts

The Corporation's bank subsidiary maintains cash reserve balances as required by the Federal Reserve Bank. Average required balances during 2002 and 2001 were $2,487,000 and $5,023,000, respectively.

Note 12 - Restrictions on Capital and Payments of Dividends

The Corporation is subject to capital adequacy requirements imposed by the Federal Reserve Bank. In addition, the Corporation's National Bank Subsidiary is restricted by the Office of the Comptroller of the Currency from paying dividends in any years which exceeded the net earnings of the current year plus retained profits of the preceding two years. As of December 31, 2002, approximately $10.8 million of retained earnings was available for future dividends from the subsidiary to the parent corporation.

Note 13 - Condensed Financial Information

First Citizens Bancshares, Inc.
(Parent Company Only)

BALANCE SHEETS

	December 31 2002	2001
	(*In thousands*)	
ASSETS		
Cash	$ 659	$ 148
Investment in subsidiaries	68,173	49,588
Other assets	215	75
TOTAL ASSETS	$ 69,047	$ 49,811
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Long term debt	$ 14,266	
Accrued expenses	180	$ 2
TOTAL LIABILITIES	14,446	2
STOCKHOLDERS' EQUITY	54,601	49,809
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 69,047	$ 49,811

December 31, 2002 and 2001

STATEMENTS OF INCOME

	December 31 (In thousands) 2002	2001
INCOME		
Dividends from bank subsidiary	$ 10,165	$ 3,705
Other income	25	36
TOTAL INCOME	10,190	3,741

	December 31 2002	2001
EXPENSES		
Interest expense	443	
Other expenses	178	224
TOTAL EXPENSES	621	224
Income before income taxes and equity in undistributed net income of bank subsidiary	9,569	3,517
Income tax expense (benefit)	(228)	(72)
	9,797	3,589
Equity in undistributed net income of bank subsidiary	(1,959)	2,172
NET INCOME	$ 7,838	$ 5,761

STATEMENTS OF CASH FLOWS

	2002	2001
Operating Activities		
Net income	$ 7,838	$ 5,761
Adjustments to reconcile net income to net cash provided by operating activities:		
Undistributed income of subsidiary	1,959	(2,172)
(Increase) decrease in other assets	(88)	49
Increase (decrease) in other liabilities	178	2
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 9,887	$ 3,640
Investing Activities		
Investment in subsidiaries	(19,478)	
Financing Activities		
Payment of dividends and payments in lieu of fractional shares	(3,815)	(3,705)
Proceeds of long term borrowing	14,555	
Payment of principal on long term debt	(289)	
Treasury Stock transactions - net	(349)	(878)
NET CASH PROVIDED (USED)BY FINANCING ACTIVITIES	10,102	$ (4,583)
INCREASE (DECREASE) IN CASH	511	(943)
Cash at beginning of year	148	1,091
CASH AT END OF YEAR	$ 659	$ 148

Note 14 - Long Term Debt

In March, 2002, First Citizens Bancshares, Inc. formed a new wholly-owned subsidiary, First Citizens (TN) Statutory Trust under the provisions of the Business Act of Delaware. The subsidiary was formed for the purpose of issuing preferred securities and conveying the proceeds to First Citizens Bancshares, Inc. in exchange for long-term, subordinated debentures issued by First Citizens Bancshares, Inc. The debentures are the only assets of the trust.

On March 26, 2002, the Company, through its Trust subsidiary, issued 5,000 floating rate Preferred Trust Securities in denominations of $1,000 for a total of $5,000,000, which mature thirty (30) years from the date of issuance. Interest is payable on March 26, June 26, September 26 and December 26 of each year during the term. The interest rate is calculated quarterly equal to the three month LIBOR interest rate plus 3.6%, provided that prior to March 26, 2007, the interest rate cannot exceed eleven percent (11%). The responsibilities of the Company concerning the debentures and the related documents constitute a full and unconditional guarantee by the Company of the Trust issuer's preferred securities.

Although for accounting presentation, the Preferred Trust Securities are treated as debt, the outstanding balance qualifies as Tier 1 capital subject to the provision that the amount of the securities included in Tier 1 Capital cannot exceed twenty-five percent (25%) of total Tier 1 capital.

The purpose of the issuance of the above described securities was to assist in the funding of the purchase of the Munford Union Bank. First Citizens Bancshares, Inc. will be dependent on the profitability of its subsidiaries and their ability to pay dividends in order to service its long term debt.

First Citizens National Bank has secured advances from the Federal Home Loan Bank in the amounts of $60,199,000 at December 31, 2002, and $60,575,000 at December 31, 2001. At December 31, 2002, $60,574,621 is considered long-term in nature. These advances bear interest at rates which vary from 3.97% to 6.55% and mature in the years 2008 through 2011. The obligations are secured by the Bank's entire portfolio of fully disbursed, one to four family residential mortgages.

At December 31, 2001, Delta Finance Company, a subsidiary of First Citizens National Bank, was obligated to General Appliance and Furniture Company, Inc. on an unsecured note payable in the amount of $1,000,000, which bore interest at the rate of five and three-quarter percent (5.75%) per annum and matured March 1, 2002.

Delta Finance Company was also obligated to White and Associates/First Citizens Insurance, LLC on an unsecured note with an outstanding principal balance of one million, five hundred thousand dollars ($1,500,000). The debt bore interest at the rate 5.98 percent per annum and matured on March 1, 2002.

As of December 31, 2002, Munford Union Bank was indebted to the Federal Home Loan Bank in the amount of $9,393,203. These obligations bear interest at rates which range from 2.85% to 7.55% and matures in years from 2003 to 2019. Average for the years 2002 and 2001 are as follows:

2002	Average Volume	Average Interest Rate	Average Maturity
		(In thousands)	
First Citizens Bancshares, Inc	$ 9,761	4.17%	7 years
First Citizens National Bank	67,277	5.36%	5 years
Delta Finance Company	0	0	
2001			
First Citizens National Bank	$ 59,424	5.36%	3 years
Delta Finance Company	2,233	5.88%	1 year

Maturities of principal on the above referenced long-term debt for the following five years is shown:

Year Ending December 31	
2003	$ -0-
2004	-0-
2005	-0-
2006	-0-
2007	-0-
Thereafter	83,881
	$ 83,881

Note 15 - Revolving Line of Credit

First Citizens Bancshares, Inc. has approved a two-year line of credit with First Tennessee Bank National Association in the amount of $13 million, secured by common stock of First Citizens Bancshares, Inc. having a total market value of $17 million. The purpose of the line of credit is for use in various financial strategies including the acquisition of Munford Union Bank. Interest on the outstanding balance is payable on a quarterly basis, calculated at 100 basis points below the base rate of First Tennessee Bank. At December 31, 2002, the outstanding balance on this line is $9.1 million.

December 31, 2002 and 2001

Note 16 - Short-term Borrowings

At December 31, 2002 and 2001, First Citizens National Bank had outstanding balances in short-term borrowings as follows:

	2002	2001
	(In thousands)	
Outstanding balance, end of period	$ -0-	$ -0-
Weighted average interest rate	N/A	N/A
Maximum amount of borrowings at month end	10,276	33,391
Average balances outstanding during the period	4,477	4,727
Average weighted average interest rate	2.02%	3.75%

Note 17 - Non-Cash Investing and Financing Activities

During the periods presented, the Corporation engaged in the following non-cash investing and financing activities:

	2002	2001	2000
Investing		*(In thousands)*	
Other real estate acquired in satisfaction of loans	$ 1,523	$ 1,340	$ 804

Note 18 - Financial Instruments with Off-Balance Sheet Risk

First Citizens National Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk, which are not recognized in the statement of financial position.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The same policies are utilized in making commitments and conditional obligations as are used for creating on-balance sheet instruments. Ordinarily, collateral or other security is not required to support financial instruments with off-balance sheet risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's credit-worthiness is evaluated on a case-by-case basis, and collateral required, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. At December 31, 2002 and 2001, First Citizens National Bank had outstanding loan commitments of $90,174,000 and $65,140,000, respectively. Of these commitments, none had an original maturity in excess of one year.

Standby letters of credit and financial guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements, and the credit risk involved is essentially the same as that involved in extending loans to customers. The Bank requires collateral to secure these commitments when it is deemed necessary. At December 31, 2002 and 2001, outstanding standby letters of credit totaled $1,477,000 and $1,032,000, respectively.

In the normal course of business, First Citizens National Bank extends loans, which are subsequently sold to other lenders, including agencies of the U. S. government. Certain of these loans are conveyed with recourse creating off-balance sheet risk with regard to the collectibility of the loan. At December 31, 2002 and 2001, however, the Bank had no loans sold.

Note 19 - Significant Concentrations of Credit Risk

First Citizens National Bank grants agribusiness, commercial, residential, and personal loans to customers throughout a wide area of the mid-southern United States. A large majority of the Bank's loans, however, are concentrated in the immediate vicinity of the Bank or west Tennessee. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is dependent upon the agribusiness and industrial economic sectors of that geographic area.

December 31, 2002 and 2001

Note 20 - Disclosure of Fair Value of Financial Instruments

The following assumptions were made and methods applied to estimate the fair value of each class of financial instruments reflected on the balance sheets of the Corporation:

CASH AND CASH EQUIVALENTS

For instruments, which qualify as cash equivalents, as described in Note 1 of Notes to Consolidated Financial Statements, the carrying amount is assumed to be fair value.

INVESTMENT SECURITIES

Fair value for investment securities is based on quoted market price, if available. If quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS RECEIVABLE

Fair value of variable-rate loans with no significant change in credit risk subsequent to loan origination is based on carrying amounts. For other loans, such as fixed rate loans, fair values are estimated utilizing discounted cash flow analyses, applying interest rates currently offered for new loans with similar terms to borrowers of similar credit quality. Fair values of loans which have experienced significant changes in credit risk have been adjusted to reflect such changes.

The fair value of accrued interest receivable is assumed to be its carrying value.

DEPOSIT LIABILITIES

Demand Deposits

The fair values of deposits which are payable on demand, such as interest-bearing and non-interest-bearing checking accounts, passbook savings, and certain money market accounts are equal to the carrying amount of the deposits.

Variable-Rate Deposits

The fair value of variable-rate money market accounts and certificates of deposit approximate their carrying value at the balance sheet date.

Fixed-Rate Deposits

For fixed-rate certificates of deposit, fair values are estimated using discounted cash flow analyses which apply interest rates currently being offered on certificates to a schedule of aggregated monthly maturities on time deposits.

SHORT-TERM BORROWINGS

Carrying amounts of short-term borrowings, which include securities sold under agreement to repurchase, approximate their fair values at December 31, 2002 and 2001.

LONG-TERM DEBT

The fair value of the Corporation's long-term debt is estimated using the discounted cash flow approach, based on the institution's current incremental borrowing rates for similar types of borrowing arrangements.

OTHER LIABILITIES

Other liabilities consist primarily of accounts payable, accrued interest payable, and accrued taxes. These liabilities are short-term and their carrying values approximate their fair values.

Unrecognized financial instruments are generally extended for short periods of time, and as a result, the fair value is estimated to approximate the face or carrying amount.

The estimated fair values of the Corporation's financial instruments are as follows:

	2002		2001	
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
			(In thousands)	
Cash and cash equivalents	$ 47,683	$ 47,683	$ 31,183	$ 31,183
Investment securities	142,872	142,917	104,274	104,307
Loans	453,480		369,026	
Loans	453,480		369,026	
Less: Allowance for loan losses	(5,655)		(4,015)	
Loans, net of allowance	447,827	458,861	365,011	377,781
Accrued interest receivable	$38,484,603	$ 4,603	$ 3,848	$ 3,848
Financial Liabilities				
Deposits	531,642	539,662	403,508	405,909
Short-term borrowings			17,827	17,827
Long-term debt	83,881	100,661	63,075	78,686
Other liabilities	5,630	5,936	3,772	3,772
Unrecognized Financial Instruments				
Commitments to extend credit	90,174	90,174	65,140	65,140
Standby letters of credit	1,477	1,477	1,032	1,032

December 31, 2002 and 2001

Note 21 - Commitments and Contingencies

The Board of Bancshares approved a stock buy-back program in year 2000 that provided for the purchase of $1 million per year of company stock over a five-year period. A total of 56,357 shares have been accumulated to date. In January of 2003, the board re-affirmed the buy-back decision, but opted to make shares acquired through this program available to shareholders desiring to increase their holdings or to new investors. Increased demand for Bancshares stock and the opportunity to utilize capital to fund the expansion of First Citizens National Bank into new markets drove this change in strategy.

Note 22 - Mergers and Acquisitions

As of June 1, 2002, First Citizens Bancshares, Inc. acquired all of the outstanding capital stock of Metropolitan Bancshares, Inc. in Munford, Tennessee, in a transaction accounted for as a purchase. Metropolitan Bancshares, Inc. was the parent company of Munford Union Bank. Metropolitan Bancshares, Inc. was subsequently dissolved resulting in Munford Union Bank becoming a wholly-owned subsidiary of First Citizens Bancshares, Inc. The acquisition adds existing Munford markets, brings new management to the Company and creates additional net income for the first Citizens operations due principally to economies of scale. The Company also acquired a significant new potential market for its products and services. Operating results for Munford Union Bank for the period beginning on June 1, 2002 and ending on December 31, 2002 are included in the consolidated financial statements.

The purchase was consummated at a price of approximately $19,300,000. The purchase amount was funded by a dividend from First Citizens National Bank in the amount of $5 million and the Preferred Trust Securities and revolving line of credit discussed in notes 14 and 15. The Company did not issue any additional shares of stock in the transaction. First Citizens Bancshares, Inc. acquired no research and development assets and incurred no preacquisition contingencies. The assets and liabilities of Munford Union Bank have been adjusted to fair value as of the date of acquisition resulting in the recording of goodwill in the amount of $8.8 million on the books of Munford Union Bank. A core deposit intangible asset was also established in the amount of $845,000 which is being amortized over a ten year period. The goodwill is being tested annually for impairment. In the event of impairment, the adjustments to goodwill will not be deductible.

The following table reflects the condensed balance sheet of Munford Union Bank and the fair values assigned to assets and liabilities at the date of purchase:

	Book Value	Adjustment	Fair Value	Adjustment Amorization Period/Yrs	2002 Accumulated Amortiation	Annual Estimate Accumulated Amortization
Cash and Due from banks	$3,855		$ 3,855			
Federal Funds Sold	5,295	5,295		0		
Investments	31,860	17	31,877	5	1.98	3.40
Net loans	68,542	1,456	69,998	7	121.33	208.00
Premises and Equipment	3,535	(198)	3,337	3,539	(11.55)	(19.80)
Goodwill		8,808	8,808	0		
Core deposit intangible		845	845	10	49.29	84.50
Other assets	2,012		2,012	0		
Total Assets	$ 115,099	$ 10,928	$126,027	8	161.06	276.10
Deposits	99,723	1,219	100,942	5	142.22	243.80
Other Liabilities	5,741	21	5,762	5	2.45	4.20
Capital	9,635	9,688	19,323	0		
Total Liabilities and Capital	$115,099	$ 10,928	$126,027	5	144.67	248.00
Net Expense					16.39	28.10

December 31, 2002 and 2001

Note 22 - Mergers and Acquisitions (Continued)

Pro forma statements of condition and results of operations of the Company calculated as though the acquisition of Munford Union Bank had been accomplished at the beginning of the year ended December 31, 2002, are as follows:

Statements of Condition	2002	2001
Cash and due from banks	21,290	$ 19,151
Federal funds sold	26,393	16,182
Investments	147,323	136,151
Net loans	447,827	435,009
Premises and equipment	17,866	17,908
Intangible assets	13,261	13,289
Other assets	20,238	21,402
Total Assets	$ 694,198	$659,092
Deposits	$531,642	$504,450
Other liabilities	107,955	104,833
Capital	54,601	49,809
Total Liabilities and Capital	$694,198	$659,092
Results of Operation		
Interest income	$ 38,970	$ 43,860
Interest expense	14,708	20,977
Net interest income	24,262	22,883
Provision for loan losses	1,518	2,122
Net interest income after provision for loan losses	22,744	20,761
Other income	7,688	6,716
Other expenses	19,335	18,135
Net income before income taxes	11,097	9,342
Provision for income taxes	3,259	2,599
Net income	$ 7,838	$ 6,743
Earnings per share	$ 2.14	$ 1.82
Weighted average shares outstanding	3,668	3,703

December 31, 2002 and 2001

Note 23 - Executive Payments

In the acquisition of First Volunteer Corporation, as of January 1, 1999, First Citizens Bancshares, Inc. assumed the obligation for separation payments to two (2) executives of First Volunteer Corporation if the executives elected to terminate service with the Company. These separation payments are equal to approximately three (3) times the executives' annual compensation, plus an amount sufficient to pay applicable federal income taxes related to the separation payments. During the year ended December 31, 2000, these executives exercised their option to receive these payments. The expense was $809,000 and is reflected on the consolidated statement of income.

Note 24 - Prior Period Adjustment

During the year ended December 31, 2000, Delta Finance Company identified a difference in the unearned interest on loans in the amount of $125,753 between the amount reflected on the detailed loan trial balance and the amount shown on the company's general ledger. The discrepancy was traced to a data processing system malfunction in the year 1997. The company recorded a prior period adjustment, which after deducting applicable income taxes, totaled approximately $74,000.

Note 25 - Amounts Receivable from Related Parties

Year Ended December 31, 2002
(In thousands)

Column A	Column B Balance at Beginning of Period	Column C Additions	Column D Deductions: Amounts Collected	Column D Deductions: Amounts Written Off	Column E Balance at End of Period: Current	Column E Balance at End of Period: Not Current
Aggregate indebtedness to First Citizens National Bank of Directors and Executive Officers of First Citizens Bancshares, Inc. (26)	$9,367	$7,641	$5,940	$-0-	$11,068	$-0-
Aggregate indebtedness to First Citizens National Bank of Directors and Executive Officers of First Citizens National Bank (26)	$9,367	$7,641	$5,940	$-0-	$11,068	$-0-

Year Ended December 31, 2001
(In thousands)

Column A	Column B Balance at Beginning of Period	Column C Additions	Column D Deductions: Amounts Collected	Column D Deductions: Amounts Written Off	Column E Balance at End of Period: Current	Column E Balance at End of Period: Not Current
Aggregate indebtedness to First Citizens National Bank of Directors and Executive Officers of First Citizens Bancshares, Inc. (26)	$8,858	$5,182	$4,673	$-0-	$9,367	$-0-
Aggregate indebtedness to First Citizens National Bank of Directors and Executive Officers of First Citizens National Bank (27)	$8,858	$5,182	$6,383	$-0-	$9,367	$-0-

Indebtedness shown represents amounts owed by directors and executive officers of First Citizens Bancshares, Inc., and First Citizens National Bank and by businesses in which such persons are general partners or have at least 10% or greater interest and trust and estates in which they have a substantial beneficial interest. All loans have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and do not involve other than normal risks of collectibility.

GENERAL

First Citizens Bancshares, Inc. (the "company") is the bank holding company for First Citizens National Bank (the "bank"), Munford Union Bank, First Citizens Capital Assets, and First Citizens (TN) Statutory Trust II, is headquartered in Dyersburg, Tennessee. First Citizens National Bank and Munford Union Bank are diversified financial service institutions, which provides banking and other financial services to its customers. The bank operates four wholly owned subsidiaries: Financial Plus, Inc., Delta Finance, Inc., Nevada Investments I, Inc., and Nevada Investments II, Inc. The bank also owns 50% of White and Associates/First Citizens Insurance, LLC and First Citizens/White and Associates Insurance Company, Inc. These subsidiary activities consist of brokerage, personal finance, investments, insurance related products and credit insurance. Munford Union Bank operates two wholly owned subsidiaries, Nevada Investments III and Nevada Investments IV.

FORWARD LOOKING STATEMENTS

Management's discussion may contain forward-looking statements with respect to First Citizens' beliefs, plans, goals and estimates. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant banking, economic, and competitive uncertainties, many of which are beyond management's control. When used in this discussion, the words "anticipate," "project," "expect," "believe," "should," "intend," "is likely," "going forward" and other expressions are intended to identify forward-looking statements. These forward-looking statements are within the meaning of section 27A of the Securities Exchange Act of 1934. Such statements may include, but are not limited to, projections of income or loss, expenses, acquisitions, plans for the future and others.

RESULTS OF OPERATIONS

First Citizens Bancshares recorded net income of $7.8 million for the year ended December 31, 2002, an increase of 36.05% over 2001 operating results. Earnings per share of $2.14 reflected consistent improvement throughout the year with first and second quarter earnings being $.48, third quarter $.58 and fourth quarter per share earnings increasing to $.60. This compares to earnings of $1.56 per share reported in the prior year. Return on average assets was 1.28 percent for 2002 compared to 1.10 percent in 2001. Total assets at December 31, 2002 were $694 million and are inclusive of $115 million in assets added as a result of the purchase of Munford Union Bank. Asset growth of the acquisition has been strong, increasing 20% since being acquired in June 2002. Return on average equity improved to 15.09% from 11.98% for the prior period, in line with strategic planning goals. A goal of the Strategic Plan approved by the Board in 2001 called for the deployment of capital in areas with the potential to enhance shareholder return and expand markets of the bank. In striving to meet this goal, a dividend of $5 million was paid to Bancshares by First Citizens National Bank to be applied toward the purchase of Munford Union Bank, with the balance of the purchase price funded through borrowings. Return on Equity for 2002 includes seven months of net earnings ($982 thousand) from Munford Union Bank, resulting in a positive per share impact of $.27.

The Board of Bancshares approved a stock buy-back program in year 2000 that provided for the purchase of $1 million per year of company stock over a five-year period. A total of 56,357 shares have been accumulated to date. In January of 2003, the board reaffirmed the buy-back decision, but opted to make shares acquired through this program available to shareholders desiring to increase their holdings or to new investors. Increased demand for Bancshares stock and the opportunity to utilize capital to fund the expansion of First Citizens National Bank into new markets drove this change in strategy.

The effective tax rate for the current period is 29% versus 28% for the prior period. The tax rate is impacted by numerous factors, including but not limited to the level of tax-free investments within our investment portfolio, certain tax benefits which could result from ESOP debt, and other factors incidental to the financial services business. At the present time, there are no tax laws being introduced that will have a material impact on the tax rate being applied to company earnings. Bancshares does not transact business outside the United States.

Net interest income increased $4.3 million or 28.82 percent over the prior twelve months, primarily the result of a reduction in the cost of funding liabilities. A decline in the federal funds rate from 6.50 percent in September of 2000 to the current level of 1.75 percent had a material impact on Bancshares' earnings, forcing down funding costs and increasing net interest margins. The impact of declines over the past twelve months was substantial, reducing the cost of funds for First Citizens National Bank by 161 basis points. Average rates paid on time deposits experienced the most dramatic decrease, falling to 3.16 percent from 5.33 percent. Because of the liability sensitive nature of the balance sheet, Bancshares benefits more in a low or declining rate environment than from a rising rate environment. In an environment of rapidly rising rates, Bancshares liabilities re-price at a faster rate than do earning assets causing a decrease in net interest income. The net yield on average earnings assets was 4.47 percent for the current period compared to 4.35 percent and 4.36 percent in 2001 and 2000.

Net interest income (stated in millions) after loan loss provision in 2002, 2001 and 2000 was $22.7, $18.2 and $17.1. Recoveries of loans previously charged off, a reduction in new loans charged against the reserve and the addition of reserves totaling $968 thousand incident to the merger, resulted in a lower provision from earnings to cover loan losses for the period just ended. Net charge offs for 2002 were $848 thousand compared to $1.4 million in 2001, a reduction of 20.21%. Additional write downs and accelerated charge-offs within the loan portfolio resulting from a declining economy contributed to the higher level in 2001. The ratio of loan loss reserves to total loans as of December 31, 2002 was 1.25% compared to 1.09% at December 31, 2001.

Secondary mortgage activity exceeded prior record levels as consumers opted to take advantage of the low rate environment by refinancing existing home mortgages. Income and fees recorded from this activity increased each quarter of 2002, with fourth quarter earnings of $336,000 exceeding all prior records. Total income for quarters one through three was $158,000, $169,000 and $239,000 respectively. Activity the first quarter of 2003 is projected to mirror results of fourth quarter 2002, with future activity dependent on economic conditions.

Non-interest income increased $1.3 million or 20.21 percent when comparing 2002 results to 2001. In the year 2002 non-interest income (fee income) contributed 16.47 percent to total revenue compared to 14.02 percent for the same period last year. The contribution to non-interest income from Munford Union Bank for the reportable period was $612 thousand or 7.96 percent of total income in this category. Since the acquisition took place in June of 2002, only seven months of income is reflected from this source. Excluding incremental income received from Munford Union, the company's non-interest income would have increased 10.64 percent. Non-interest income is derived from service charges on deposit accounts, income from fiduciary activities, brokerage fees and all other income not categorized as interest income. The most significant increase in non-interest income was derived from service charges on checking accounts, increasing $406 thousand or 12.63 percent. In addition, Bancshares' portion of net income generated by First Citizens/White and Associates Insurance Company, LLC totaled $326,000 for the twelve months ending December 31, 2002 and is included in this category. Also included in non-interest income is pre-tax income of $191 thousand received from the sale of First Citizens' credit card portfolio in 2002 and bond profits totaling $189 thousand. The decision to divest the bank of its credit card portfolio was based on risk factors, high maintenance costs and the limited contribution to income.

The non-interest expense category is dominated by salary and benefit expense and comprises 56 percent of the total in 2002. The increase of 15.74% in this category for 2002 reflects an increase in number of full time equivalent staff from 204 at December 31, 2001 to 256 at the end of 2002. The increase in staff can be attributed to the Munford Union acquisition (43 fulltime equivalent), a de novo branch in Martin, TN., (4.25 fulltime equivalent) and additional staff necessary to support expansion within the mortgage lending and brokerage divisions. Efficiencies implemented in previous years have reduced or controlled non-interest expense levels and contributed to efforts focused on improving the efficiency ratio of the company. A comparison of 2002, 2001 and 2000 results reflect ratios of 59.24 percent, 62.64 percent and 66.60 percent respectively.

The 13.99 percent increase in net occupancy expense reflects the increase in numbers of locations brought about by the Munford Union acquisition (5), and de novo branches in Martin and Arlington (2). Equipment depreciation expense is driven by information technology demands in support service delivery systems necessary to meet customer demand and the need to place the bank at a competitive advantage. While every effort will be made to ensure efficiencies in these areas, the expansion strategy adopted by the board will continue to exert pressure on occupancy and depreciation expense as markets are expanded by future acquisitions and the establishment of de novo branches.

Other operating expenses increased $282 thousand or 5.82 percent from December 31, 2001 and reflects additional marketing expense associated with expansion into new markets, legal and other acquisition costs incurred as a result of the Munford acquisition, and increased costs associated with management of other real estate owned. Efforts to divest the portfolio of an increased inventory of foreclosed properties have been successful as we ended 2002 with approximately the same level that existed at December 31, 2001 in spite of increased foreclosures in 2002. Other real estate totaled $1.8 million at December 31, 2002 compared to $1.7 million at December 31, 2001 and was inclusive of $648 thousand in other real estate held by Munford Union. Impaired goodwill expense is zero for the current reportable period compared to $269 thousand for 2001.

Liquidity is managed in a manner to ensure the availability of ample funding to satisfy loan demand, fund investment opportunities, and large deposit withdrawals. The primary funding sources for Bancshares includes customer core deposits, Federal Home Loan Bank borrowings, as well as correspondent bank and other borrowings. Customer based sources accounted for 83.12 percent of funding for the current year versus 82.78 percent for the prior year. Borrowed funds from the Federal Home Loan Bank amounted to 10.78 percent ($69 million) of total funding for 2002 compared to 12.29 percent ($60 million) last year. The Federal Home Loan Bank line of credit is $117 million, with $33 million available at year-end. As of December 31, 2002, First Citizens National Bank held $30 million in short term Certificates of Deposit from the State of Tennessee. Because of the lack of loan demand, certain of these deposits will not be rebid at maturity, reducing the level of Federal Funds Sold and improving net interest margins. At year- end 2002, First Citizens National Bank held $9.9 million in brokered Certificates of Deposit, representing 1.9 percent of total deposits.

The bank's liquidity position improved dramatically in 2002, the result of called investments, above average deposit growth and soft loan demand. Consumers moving dollars into insured investments and away from equities and mutual funds can attribute much of the deposit growth in 2002 to the "flight to quality". The end result of above average deposit growth coupled with slow loan demand is the investment of excess funds into Federal Funds Sold, earning an average overnight rate of 1.10 percent. This places stress on earnings of the company and pressure on net interest margins. The bank's liquidity position is further strengthened by ready access to a diversified base of wholesale borrowings which include lines of credit with the Federal Home Loan Bank and correspondent bank totaling in excess of $140 million. The Company has a line of credit for $13 million earmarked for acquisitions and other financial needs of the holding company. The available line amount as of December 31, 2002 was $3.9 million. The Company has a crisis contingency liquidity plan to defend against any material downturn in the liquidity position.

Total loans at December 31, 2002 were $453 million compared to $369 million at December 31, 2001. Core net loan growth (excluding acquisitions) increased only $14 million or 3.91 percent when comparing the current period to December 2001. Weak loan growth can be attributed to the slowing economy, a tightening in credit underwriting standards and a rise in unemployment rates in certain markets in which the Bank operates. In spite of economic conditions, overall loan portfolio quality remains high with approximately $343 million or 76 percent of total portfolio volume recorded in real estate loans; $67.7 million or 15 percent in Commercial and Agricultural loans with installment loans to individuals comprising 9 percent of total portfolio, unchanged from year-end 2001. The loan portfolio of Munford Union Bank is comprised primarily of loans secured by real estate, with 85% of the portfolio falling within this category. Portfolio quality is excellent with net charge-offs for all of 2002 totaling only $5 thousand. The loan loss reserve as a percent of total loans was 1.24 percent at December 31, 2002 versus 1.08 percent at year-end 2001. Net charge-offs to average net loans for the current reportable period were .20 percent, the lowest in the past five years. This compares to .38 percent for the prior year. Loan demand over the next twelve months is expected to remain soft resulting is lower than average growth percentages for First Citizens Bancshares. We will use this time to foster the development of new business relationships and to position the company to take advantage of improved economic conditions that are sure to come.

Objectives of investment portfolio management are to provide safety of principal, adequate liquidity, insulate GAAP capital against excessive changes in market value, insulate earnings from excessive change, and optimize investment performance. Investments also serve as collateral for government, public funds, and Repurchase Agreements. Pledged investments at year-end totaled $103 million. Total investments at December 31, 2002 were $142,872 thousand with 27% or $39 million maturing within 12 months. Remaining investment maturities are $47,033 thousand or 33% maturing after one year and within five years and $57 million or 40% maturing after five years. The average life, maturity and yield of the investments were 3.06 years, 4.22 years, and 4.77 years respectively. A review of peer data indicates the portfolio yield is less than peers as a result of above average maturities, paydowns, and calls occurring in 2002 and 2001.

Nevada Investments I and II were incorporated in year 2000 as subsidiaries of First Citizens National Bank with the sole purpose of housing the investment portfolio. Nevada III and IV were formed in year 2002 to house investments of the newly acquired Munford Union Bank. Annual savings resulting from the formation of these corporations, net of management fees exceed $300 thousand on an annual basis. The banks' investment portfolios are managed through a portfolio advisory agreement with FTN Financial.

Bancshares' investment strategy is to classify most of the portfolio as available for sale, carried on the balance sheet at fair market value. Classification of available for sale investments allows flexibility to actively manage the portfolio under various market conditions. The Bank does not use the trading account. Callable U. S. Agency investments called in 2001 totaled approximately 50% of the bond portfolio. The called investment amounts were reinvested into mortgage backed agencies with very defined traunches and predictable characteristics. These investments also carry an average life of less than 5 years. U. S. Treasuries and Agencies account for 71% of the investment portfolio with mortgage related investments comprising the largest percentage of this category and 50% of total portfolio. Precisely defined mortgage related investments produce consistent cash flows and enable the Company to defend against rising interest rates. Called agency volumes had a material effect on improvement noted in the Banks' liquidity position in 2001. Year 2002 reflects above average maturities, paydowns and calls in the investment portfolio, but significantly below 2001 volumes. Flow of funds reflected on the statement of cash flows indicates net loan growth of $14.3 million, while investment purchases will increase $87.9 million. Economic conditions caused a material slowdown in loan growth creating an excess flow of funds into the investment portfolio. The declining rate environment supported a material increase in the market value of the portfolio, increasing other comprehensive income in the capital section 199% when compared to prior year.

Total capital as of December 31, 2002 was $54.6 million, an increase of 9.62% when compared to the ending balance for the prior year of $49.8 million. Growth in capital during 2002 was supported by undistributed net income and adjustments to capital resulting from increases in market value within the Available for Sale segment of the investment portfolio. Adjustments to capital resulting from changes in market value, quantified as comprehensive income, are made quarterly. Bancshares has historically maintained capital in excess of minimum levels established by regulation and reflects continuous improvement when comparing previous years. The risk based capital ratio of 10.92 percent at December 31, 2002 was significantly in excess of the 8 percent mandated by regulation but less than the 13.81 percent at year-end 2001. The level of capital at year-end 2002 was reduced by the investment of $5 million of capital towards the purchase price of Munford Union Bank. The acquisition was accomplished through purchase accounting with no stock issuance and is in keeping with the strategic objective of leveraging Bancshares' capital through growth in assets. The tier I leverage ratio at year-end 2002 was 6.76 percent, with total capital as a percentage of total assets net of loan loss reserves at 7.86 percent.

The dividend payout ratio is 48.66 percent for the current period versus 64.31 percent for the prior year. In spite of the fact that dividend payouts per share were increased, improved earnings reduced the payout ratio. The projected payout ratio for 2003 is in the range of 47-50 percent. The dividend yield in 2002 assuming a $27.50 market price was 3.78 percent, well in excess of the Southeast Bank Group peer average of 2.86 percent. The board of Bancshares approved a five-year stock repurchase program in 2001, which provides for the repurchase of up to $1 million in company stock per year. This program has resulted in the accumulation of 56,357 shares of Treasury Stock. The weighted average cost basis of Treasury Shares is $22.56.

The Sarbanes-Oxley Act of 2002 imposes new duties on public companies and executives, directors, auditors, plan administrators, attorneys, as well as securities analysts. It creates a new regulatory framework for the audit profession and sets new standards for auditor independence. In addition, it expands criminal and civil liabilities with the intent of restoring trust in the integrity of disclosures and accounting practices of public companies. First Citizens Bancshares has and will continue to implement requirements of this act in an effort to ensure that investors in the stock of this company are well informed.

First Citizens Bancshares, Inc.
First Citizens National Bank
Board of Directors

Eddie E. Anderson
John S. Bomar
J. Walter Bradshaw
J. Daniel Carpenter
William C. Cloar
Richard W. Donner
Bentley F. Edwards
Julius M. Falkoff
Larry W. Gibson
Ralph E. Henson
Barry Thomas Ladd
John M. Lannom
Stallings Lipford
Milton E. Magee
L.D. Pennington
Allen Searcy
Green Smitheal, III
William F. Sweat
David R. Taylor
Larry S. White
P.H. White, Jr.
Dwight Steven Williams
Katie Winchester
Billy S. Yates

Munford Union Bank
Board of Directors

Jeff Agee
J.W. Arthur
Van Biggs
John S. Bomar
Gary Blume
Cato Ellis, Jr.
Harry Haddad
Willard Hathcock
Mitchell R. Higdon
Bill McGowan
C. Barham Ward
Robert W. Wilson
Katie Winchester

Advisory Board of Directors
First Citizens Bancshares, Inc.

Obion County
Russell Abernathy II
Ginny Acree
Jeff Allen
Earl Bell
Tim Blackley
Dale Bryant
Robert S. Carpenter
Steve Conley
Jimmie Hart
Jimmy Jones
Barry Keathley
Bryan Keathley

Shelby County
Brandon Barker
Randy Brown
Bob Forbess
Don Hannah
Mike Hannah
Ray Hoover
Richard (Rick) A. Hornsby
Jack Huffman
Brad King
Jim Liles
Russ McCallen
Trent McVay
Charles Munn, MD
Randy Nicholson
Bobbie F. Percer, Jr.
Chris Price
H. Rick Ray
Ronald (Ronnie) B. Ray
John P. Roberts
Terry Allen Roland
Ervin C. Robinson
Rosemarie Fair Stack
Jimmy (Don) D. Tabb
Tom Talley
Wesley Tugwell
Ginger Whitlock
Edward L. Wilkinson
Bobby Winstead

Tipton County
Donna Billings
Walter B. Butler
Martina Cole
Terri Colin
Dr. Bobby Hanks
Dr. John R. Nichols
Brett Pickard
Ray Sneed
Harry Sinis
Bill Stimpson
Rick Talley
Ted Waxler

Weakley County
Katie High
Danny Nanney
Tom Payne
Audrey Roberts
Jim Schuster
Ed Todd
Jeff Wright

Lauderdale County
Paul Betz
Frank Currie
Mike Douglas
Mike Dunavant
Bonita Fullen
Burnie Norman
Charlene Roberts
Jerry Stanley

First Citizens National Bank

Officers

Stallings Lipford
Chairman of the Board
First Citizens Bancshares, Inc.
& First Citizens National Bank

Katie Winchester
President & CEO – Vice Chairman
First Citizens Bancshares
& First Citizens National Bank

Barry T. Ladd
Executive Vice President
First Citizens Bancshares, Inc.
Executive Vice President
& CAO First Citizens National Bank

Operations & Administration

Jeffrey D. Agee
Vice President/CFO
First Citizens Bancshares, Inc.
Executive Vice President/CFO
First Citizens National Bank

Judy Long
Vice President
Board Secretary
First Citizens Bancshares, Inc.
Executive Vice President/COO
Board Secretary
First Citizens National Bank

Anita Jean Bates
Vice President

Rebecca Lee Gregory
Vice President

Joyce Hanlon
Vice President/Training Coordinator

Peter Hinkel
Vice President/Director of
Sales and Marketing

Regina M. Jackson
Vice President/Controller
& Insurance Officer

Tommy Lipford
Vice President/Cashier
& Security Officer

Rita Ann Whitmore
Vice President

Tanna Canada
Assistant Vice President

Dana N. Ezekiel
Assistant Vice President

Mary Jane Hicks
Assistant Vice President

Phillip A. Lipford
Assistant Vice President/Director of
Community & Employee Relations

Helen Maclin
Assistant Vice President

Charlotte Elkins
Assistant Cashier

Loan Administration

Ralph E. Henson
Vice President
First Citizens Bancshares, Inc.
Executive Vice President/
Senior Loan Administrator
First Citizens National Bank

Krista Lewis
Vice President

Agricultural Services

Richard Brent Neal
Vice President & Manager

Mary H. Crouch
Assistant Vice President

Scott Foster
Assistant Vice President

Electronic Banking/Call Center

Janiece Wright
Assistant Vice President/Manager

Alicia Kenney
Assistant Vice President

Commercial Loans

Sherrell W. Armstrong
Senior Vice President

Tammy S. French
Vice President

Andrew Harrington
Vice President

Paul C. Newbill
Vice President

John S. Tucker
Vice President

Sherri Chaffin
Assistant Vice President

Elizabeth Stallings
Assistant Vice President

Cindy Ware
Assistant Vice President

Consumer Loans

Christina Borden
Assistant Vice President

Vickie Studard
Assistant Vice President

Bank Operations

Angela D. Hunter
Vice President & Manager

Nancy Cammuse
Vice President

Melanie Jones
Vice President

Special Assets

Stan C. Avis
Vice President & Manager

Mortgage Lending

Ronda Heathcott
Senior Vice President & Manager

Sonya Bennett
Vice President

Cleve Edward Burks III
Vice President/Appraiser

Sherie Denise Hayes
Vice President

Becky D. Peckenpaugh
Vice President

Sandy Hill
Assistant Vice President

Tammy Ladd
Assistant Vice President

Investment Management & Trust Services Division

H. Hughes Clardy
Senior Vice President
& Senior Trust Officer

Sue Carolyn Akins
Vice President & Trust Officer

Judy W. Burns
Vice President & Trust Officer

Brandon Brewer
Assistant Vice President
& Trust Officer

Audit

Sharon P. Callens
Senior Vice President & Bank Auditor

Rob Kerr
Vice President/Compliance Officer
& Auditor

June Jones
Vice President & Loan Review Officer

Daisy James
Assistant Vice President

Human Resources

Kerrie S. Heckethorn
Senior Vice President
& Human Resources Officer

LaDonna Brock
Assistant Vice President

Information Systems

David E. Thurmon
Vice President &
Information Systems Manager

Donald Jerry Cantrell, Jr.
Vice President

Shirley S. McGuire
Assistant Vice President

Vickie Sansom
Assistant Vice President

Branches

Downtown Drive-In

Debra Gingery
Assistant Vice President & Manager

Green Village Office

Jay Crews
Vice President & Manager

Naomi Rector
Assistant Vice President &
Assistant Branch Manager

Denise Barker
Assistant Vice President

Industrial Park Office

Kay K. French
Vice President & Manager

Amy C. Jones
Vice President
Assistant Branch Manager

Debra Seratt
Assistant Vice President

Martin Office

Bill Thompson
Vice President & Manager

Maxine Patrick
Assistant Vice President

Newbern Office

Linda H. Jones
Community Bank President
Manager

Larry C. Hicks
Vice President &
Assistant Branch Manager

JoNelle Johnson
Assistant Vice President

Ripley Office

William F. Sweat
Community Bank President –
Lauderdale County

Elisabeth A. Vaden
Vice President

Troy Office

Joe Ward
Senior Vice President
& Manager

Talmadge Brown
Vice President
Loan Officer

Wanda Forrester
Assistant Vice President

Kay Fultz
Assistant Vice President
Assistant Manager

Sharrie McKenzie
Assistant Vice President

Martha Morris
Assistant Cashier

Union City Office

David Hopkins
Community Bank President
Obion Co.

Sherry Brown
Vice President & Assistant Manager

Kellye Albright
Vice President

Candy Whipple
Vice President

Tammy Baucom
Assistant Vice President

Beth McBride
Assistant Vice President

Sherry Naylor
Assistant Vice President

Gina Ursery
Assistant Vice President

Union City East

Shane Dodson
Vice President & Branch Manager

Munford Union Bank

Officers

Cato Ellis, Jr.
Chairman of the Board - Munford Union Bank

John S. Bomar
CEO & President
Munford Union Bank

Mitch Higdon
Executive Vice President
Loan Administrator

Operations & Administration

Jennifer Poston
Vice President & Cashier

Mary Jo Quinley
Vice President & Board Secretary
Main Office Branch Manager

Patricia Murphy
Assistant Vice President

Deborah Harchfield
Operations Officer

Loan Administration

Laura Wilkerson
Administrative Officer

Audit

Wanda Sharp
Vice President

Information Systems

Mike Travis
Assistant Vice President

Branches

Arlington Branch

Russell Wiseman
Assistant Vice President & Branch Manager

Atoka Branch

Robert A. Hughes
Vice President & Branch Manager

Bartlett Branch

Robb Newbill
Vice President & Branch Manager

Lesley Linebarger
Administrative Officer & Assistant Branch Manager

Millington Branch

Chris Heclker
Vice President & Branch Manager

Sharon Hammet
Administrative Officer & Assistant Branch Manager

First Citizens Financial Plus, Inc.

James T. Hopper
President

Kenneth S. Coleman
Senior Vice President & Investment Representative

Chad Davis
Vice President

Patricia J. Moore
Vice President & Compliance Coordinator

Delta Finance – Dyersburg
Delta Finance – Milan

Kim Smith
Vice President & Manager

Delta Finance – Union City

Debra Clouse
Vice President & Manager

First Citizens Insurance

Jason Ladd
Tami Petrie

Employees

First Citizens National Bank

Susan F. Alexander
Shirley V. Arnett
Alexander D. Asche
Glenda J. Bain
Judy K. Baker
Tracy M. Baker
Becky M. Baldridge
John B. Barker
Denise G. Barnett
Crystal M. Behrns
Eddie R. Bell
Jolynn T. Betts
Kelly S. Bevis
Jason T. Binkley
Karen D. Bishop
Randie M. Bohannon
Margo Brown
Mary L. Brown
Irene Dorizas Bumpas
Joyce K. Caksackkar
Glenda Faye Campbell
Crystal M. Clark
Christy Dawn Cook
Debra B. Cox
Heather Lee Cox
Lory L. Crumley
Kelley J. Cryer
Susie M. Curry
Connie L. Davenport
Holly C. Davenport
Barbara A. Davis
Jane A. Davison
Cheryl H. Dennison
Brenda Kay Enoch
Michele K. Everman
Leanne M. Faulkner
Lori Maxine Ferguson
Sherry S. Fisher
Victoria Floyd
Holly R. Fortner
Donna P. Foster
Rawlin C. Fowlkes
Robert A. Fowlkes
Debbie S. Garner
Dianna Michelle Glass
Teresa O. Glass
Janie S. Grantland
William David Greer
Jenni A. Hamlin
Kim K. Harber
Patsy A. Harris

Employees

First Citizens National Bank - (con't.)

Vincent D. Haymon
Jarrett M. Heathcock
Steven D. Herren
Jimmie Carl Hicks
Belinda Carol Hoffman
Angela J. Hughes
Joni C. James
Karen Sue Jennings
Beverly H. Johnson
Dianne P. Jones
Jamie M. Jones
Kathryn A. Jones
Kelly C. Jones
Wendy C. Jones
Layla C. Jourdan
Ellen W. Kaplan
Teresa H. Keeton
Leslie M. Kennedy
Kacey C. Kidd
Teresa H. King
Tina Kay Kirby
Ben Scott Knight
Viva Dabbs Lane
Carrie A. Leffler
Charlotte A. Lewis
Vicki M. Lewis
Annette C. Lockard
Laurie A. Lomax
Shantell A. Malone
Cecil S. McIntosh
Cynthia B. McLean
Tracey Millner
Darlene A. Moody
Tammy S. Moody
Yolanda B. Morgan
June E. Murray
Jennifer B. Nanney
Lyndi L. Neal
Laura Y. Parlow
Paige S. Pettit
Susan C. Petty
Ava K. Pope
Kimberly A. Price
Penny L. Price
Mercedes Reasons
Phillip N. Reaves
Melissa E. Roark
Trena Jo Rodrigue
Amanda R. Rose
Sheila J. Roser
Kristin M. Scallions
April C. Shirley
Rita J. Shoemaker
Bonita F. Skinner
Janet L. Storey
Jennifer J. Stover
Ann C. Strayhorn
Angela K. Taylor
Keisha K. Taylor
Regina L. Taylor
Sharon J. Turner
Theresa A. Upchurch
Faye B. Vandyke
Penne C. Vickery
Sara Diane Warren
Barbara I. Westby
Linda F. Willis
Kathy T. Wright

Employees

Munford Union Bank

Melissa Ballard
Blanche Beard
Nakai Bozeman
Tawanna Brokl
Carrie Clark
Palmer DePree Cooper
Rose Crawford
Marnie Duvall
Rhonda Gorton
Susan Green
Michelle Jones
Jamie Lytle
Christine Martin
Regina Mashburn
Ruth McClain
Stacy McCoy
Stacy Patterson
Beth Raburn
Christi T. Roland
Susan Rose
Debra K. Rowland
Susan Sampson
Brooke Smith
Michelle Stanton
Mary Alice Starnes
Darlene Stevens
Mandi Stevens
Melissa Tucker
Tamara Watson

First Citizens Financial Plus

Linda Albright
Kellie R. Colburn
Laura H. Dodd

Delta Finance – Dyersburg

Brandy L. Bazinet

Delta Finance - Milan

Tammy Lynn Ward

Delta Finance – Union City

Tracy Lynn Gore
Terry L. Martin

COMMON STOCK

The common stock of First Citizens Bancshares, Inc. is not listed on any exchange. Stock trades are accomplished between a willing seller and a willing buyer at an agreed upon price acceptable to both parties. Persons interested in purchasing shares of common stock of the Company may contact Jeff Agee, Executive Vice President and Chief Financial Officer, First Citizens National Bank, P.O. Box 370, Dyersburg, Tennessee 38025-0370 or call him at (731) 287-4255 for information regarding availability of shares. Likewise, investors desiring to sell shares of common stock of the Company which they hold may also contact Mr. Agee.

TRANSFER AGENT

Shareholders who have questions about their accounts or who wish to change the ownership or address of stock; to report lost, stolen or destroyed certificates; or to consolidate accounts should contact SunTrust Bank, Shareholder Services, 1-800-568-3476.

ANNUAL MEETING AND ANNUAL REPORT ON FORM 10-K

The Annual Meeting of Shareholders of First Citizens Bancshares, Inc. will be held at 10:00 a.m., April 16, 2003 in the Lipford Room of First Citizens National Bank, First Citizens Place, Dyersburg, Tennessee.

For further information concerning First Citizens Bancshares, Inc. or its subsidiaries, or to obtain a copy of First Citizens Bancshares Annual Report on Form 10-K as filed with the Securities and Exchange Commission (available without charge to shareholders) please contact Judy Long, Secretary, First Citizens Bancshares, Inc. Bank, P.O. Box 370, Dyersburg, Tennessee 38025-0370.

FIRST CITIZENS NATIONAL BANK

Dyersburg:

Main Office
One First Citizens Place
285-4410
Hours: 8:00 - 4:00 Mon. - Thurs.
8:00 - 5:00 Fri.

Downtown Drive-In Office
117 Church Street
287-4393
Hours: 8:00 - 4:00 Mon. - Thurs.
7:00 - 5:00 Fri.
9:00 - 12:00 Sat.
ATM Location

Green Village Office
710 Hwy. 51 ByPass
287-4383
Lobby Hours:
8:00 - 5:00 Mon. - Thurs.
7:00 - 5:00 Fri.
8:00 - 1:00 pm Sat.

Drive thru:
8:00 - 5:00 Mon. - Wed.
7:00 - 7:00 Thurs.
7:00 – 5:00 Fri.
8:00 - 1:00 pm Sat.
Drive-Up ATM Location

Industrial Park Office
2211 St. John Avenue
287-4366
Hours: 8:00 - 4:00 Mon. - Wed.
8:00 - 7:30 Thurs.
7:00 - 5:00 Fri.
Drive-Up ATM Location

Newbern:

Newbern Office
104 N. Monroe
627-2565
Hours: 8:00 - 4:00 Mon. - Thurs.
7:00 - 5:00 Fri.
ATM Location
531 West Main Street

Ripley:

Ripley Office
316 Cleveland
635-8008
Hours: 8:00 - 5:00 Mon. - Thurs.
7:00 - 5:00 Fri.
8:00 - 12:00 Sat.
ATM Location

Troy:

Troy Office
220 East Harper Street
536-4686
Hours: 8:00 - 4:00 Mon. - Thurs.
8:00 - 5:00 Fri.
Drive thru - 8:00 – 12:00 Sat.

Union City:

Union City Office
First Street and Washington
885-2300
Hours: 8:00 - 4:00 Mon. - Thurs.
8:00 - 5:00 Fri
Drive thru - 8:00 - 5:00 Mon - Fri.
8:30 - 12:30 Sat.

Union City East Office
1509 East Reelfoot Avenue
885-6440
Lobby Hours: 8:00 - 4:00 Mon. - Thurs.
8:00 - 5:00 Fri.
Drive thru: 8:00 - 5:00 Mon. - Thurs.
7:00 - 5:00 Fri.
ATM Location

MUNFORD UNION BANK

Munford Office
Main Office
1426 Munford Avenue
901-837-0117
Lobby Hours: 8:30 – 4:00 Mon. – Thurs.
8:30 – 5:00 Fri.
Drive thru: 8:00 – 5:00 Mon. – Thurs.
8:00 – 6:00 Fri.
8:00 – 12:00 Sat.
Drive-Up ATM

Atoka Office
123 Atoka-Munford Avenue
901-837-0133
Lobby Hours: 8:30 – 4:00 Mon. – Thurs.
8:30 - 5:00 Fri.
Drive thru: 8:00 - 5:00 Mon. – Thurs.
8:00 – 6:00 Fri.
8:00 – 12:00 Sat.
Drive-Up ATM Location

Millington Office
8170 Highway 51 North
901-873-2323
Lobby Hours: 8:30 – 4:00 Mon. – Thurs.
8:30 – 5:00 Fri.
Drive thru: 8:00 – 5:00 Mon. – Thurs.
8:00 – 6:00 Fri.
8:00 – 12:00 Sat.
ATM Location

Bartlett Office
7580 Highway 70
901-213-9900
Lobby Hours: 8:30 – 4:00 Mon. – Thurs.
8:30 – 5:00 Fri.
Drive thru: 8:00 – 5:00 Mon. – Thurs.
8:00 – 6:00 Fri.
8:00 – 12:00 Sat.
Drive-Up ATM Location

Arlington Office
11891 Highway 70, Suite 1
901-867-7747
Lobby Hours: 8:30 – 4:00 Mon. – Thurs.
8:30 – 5:00 Fri.
Drive thru: 8:00 – 5:00 Mon. – Thurs.
8:00 – 6:00 Fri.
8:00 – 12:00 Sat.
ATM Location








FIRST CITIZENS BANCSHARES, INC.

One First Citizens Place

P.O. Box 370

Dyersburg, TN 38025-0370

(731) 285-4410